Exhibit 99.1

Celyad Oncology Announces Closing of $32.5 Million Private Placement with Fortress Investment Group Affiliate

Mont-Saint-Guibert, Belgium – Celyad Oncology SA (Euronext & Nasdaq: CYAD) (“Celyad” or the “Company”), a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer, today announced the closing of its previously announced private placement with an affiliate of Fortress Investment Group (such affiliate “Fortress”). The Company issued 6,500,000 ordinary shares at a price of USD 5.00 (about EUR 4.42) for gross proceeds of USD 32.5 million (about EUR 28.7 million).

The Company intends to use net proceeds from the private placement to fund research and development expenses, including the clinical development of its allogeneic CAR T candidates CYAD-101 and CYAD-211, to advance the current pipeline of preclinical CAR T candidates, to discover and develop additional preclinical product candidates using its proprietary non-gene edited short hairpin RNA (shRNA) technology platform, as well as for working capital, other general corporate purposes, and the enhancement of the Company’s intellectual property.

SVB Leerink acted as the exclusive placement agent for the private placement, Goodwin Procter LLP and Harvest acted as legal counsel to the Company. Skadden, Arps, Slate, Meagher & Flom LLP and Eubelius acted as legal counsel to Fortress.

The securities issued in the private placement have not been registered under the Securities Act of 1933 or applicable state securities laws and may not be resold in the United States absent registration under the Securities Act or an applicable exemption from such registration requirements. The Company has agreed to customary registration rights covering the resale of the ordinary shares (in the form of American Depositary Shares) sold in the private placement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state. Any offering of the securities under the resale registration statement will only be by means of a prospectus.

About Celyad Oncology SA

Celyad Oncology SA is a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer. The Company is developing a pipeline of allogeneic (off-the-shelf) and autologous (personalized) CAR T cell therapy candidates for the treatment of both hematological malignancies and solid tumors. Celyad Oncology was founded in 2007 and is based in Mont-Saint-Guibert, Belgium and New York, NY. The Company has received funding from the Walloon Region (Belgium) to support the advancement of its CAR T cell therapy programs. For more information, please visit www.celyad.com.

Forward-looking statements

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding: the use of proceeds from the private placement. Forward-looking statements may involve known and unknown risks and uncertainties which might cause actual results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risk and uncertainty can be found in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Celyad Oncology SA | Rue Édouard Belin 2, 1435 Mont-Saint-Guibert, Belgium | +32 10 39 41 00

Investor and Media Contacts:

Sara Zelkovic

Communications & Investor Relations Director

Celyad Oncology

investors@celyad.com

Daniel Ferry

Managing Director

LifeSci Advisors, LLC

daniel@lifesciadvisors.com

Source: Celyad Oncology SA